UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41965

Semilux International Ltd.

(Registrant’s Name)

4F., No. 32, Keya Rd., Daya Dist.

Central Taiwan Science Park

Taichung City 42881

Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Departure of Directors or Certain Officers.

On May 12, 2025, Mr. Kwan Sun, a member of the Board of Directors (the “Board”) of Semilux International Ltd. (the “Company”), notified the Company of his resignation from the Board, effective immediately. Mr. Sun did not advise the Company of any disagreement with the Company on any matter relating to its operations, policies, or practices.

The Company has initiated the process of identifying a suitable replacement.

The Company will update its internal records accordingly and will provide further details to shareholders in subsequent communications.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semilux International Ltd.

Date: May 15, 2025	By:	/s/ Yung-Peng Chang
	Name:	Yung-Peng Chang
	Title:	Chief Executive Officer

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